SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013 (Report No.3)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: June 17, 2013

Press Release

For Immediate Release

OTI Retains Global IP Law Group

Iselin, NJ, June 17, 2013 - On Track Innovations Ltd. ("OTI") (NASDAQ GM: OTIV) today announced that it has partnered with Global IP Law Group, LLC to explore the potential of OTI’s intellectual property portfolio.

OTI’s engineers have built an intellectual property portfolio that consists of more than two dozen US issued and pending patents as well as numerous patents outside the US, including Israel, Europe and Asia. The portfolio covers various technologies such as Near Field Communications (NFC), contactless payments, secure IDs (ePassports, eVisas and security cards) and municipal parking management.

Global IP Law Group will analyze our patent portfolio from legal, technical, and financial perspectives.  OTI will use this analysis to determine a long-term plan of action to create the most value for shareholders.

Global IP Law Group, LLC is a law firm that specializes in all aspects of monetizing patents.  Since its founding, Global IP has sold more patents for more money than any other entity. They have also secured hundreds of licenses to clients’ patented technologies through conventional licensing and litigation.

“OTI is a leader in NFC and contactless technology. Retaining Global IP is part of our strategy to protect and realize the potential of our IP portfolio to further grow sales, build partnerships and maximize shareholder value,” said Ofer Tziperman, OTI’s CEO.

About OTI
On Track Innovations Ltd. (“OTI”) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, national electronic ID systems, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. Visit the website: www.otiglobal.com.

Safe Harbor for Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our success in monetizing any asset from our intellectual property portfolio, including of any issued or pending patents in the US, Israel, Europe, Asia or elsewhere, the successful use of said Global IP Law Group analysis or in the creation of a long-term plan based on such analysis or on its implementation, or in the execution of any other IP strategies, objectives, plans, profitability or any potential opportunities relating our intellectual property portfolio. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI’s annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:

Galit Mendelson
Vice President of Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com